EXHIBIT 99.4

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the use in this Annual Report on Form 40-F of Wheaton River Minerals Ltd. (“Wheaton River”) of our report dated February 27, 2004 (except for Note 21(b) for which the date is March 30, 2004) relating to the financial statements of Wheaton River.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP Chartered Accountants Vancouver, British Columbia, Canada

March 30, 2004